As filed with the Securities and Exchange Commission on July 24, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of July 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ...X...                      Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ......                             No ...X...

                                  [METRO LOGO]


FOR IMMEDIATE RELEASE                                               24 July 2003


                            METRO INTERNATIONAL S.A.


   FINANCIAL RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2003



Luxembourg, 24 July 2003 - Metro International S.A. ("Metro") (MTROA, MTROB), today announced its financial results for the second quarter and six months ended 30 June 2003.





SUMMARY
-------

US$ 000s                                              1 Apr - 30      1 Apr - 30       1 Jan - 30 Jun      1 Jan - 30 Jun
                                                       Jun 2003        Jun 2002             2003                2002

Net Sales                                               53,144          36,939             96,710              65,361
         Operating income from operations                1,155          (7,848)            (6,140)            (16,948)
         Site closure costs                                  -               -                  -              (4,466)
         Headquarters                                   (3,290)         (3,130)            (5,425)             (7,839)
         Goodwill amortization                          (1,037)           (888)            (2,035)             (1,762)
Operating profit (EBIT)                                 (3,172)        (11,866)           (13,600)            (31,015)
         Net interest                                   (2,107)         (1,402)            (4,752)             (2,841)
         Other financial items, net                     (2,279)         (5,295)            (4,845)             (6,057)
Profit before tax                                       (7,558)        (18,563)           (23,197)            (39,913)
Profit after tax and minority interests                 (6,522)        (11,513)           (21,718)            (33,270)
Weighted average basic number of shares            109,383,131     109,383,131        109,383,131         109,383,131
outstanding
Weighted average basic earnings per share                (0.06)          (0.11)             (0.20)              (0.30)
(US$)


QUARTERLY HIGHLIGHTS
--------------------


o All newspaper editions report first combined quarterly operating profit of US$ 1.2 million

o    US$ 2.2 million of cash flow generated by the Group

o    Group operating losses reduced year on year by 73% to US$ 3.2 million

o    Group net sales up 44% year on year to US$ 53.1 million

o    Hong Kong reaches operating profitability in June

o France operating losses more than halved year on year to under US$ 2.0 million, of which 56% was incurred in April

o Rest of Europe segment of 12 editions reports first combined quarterly operating profit of US$ 0.2 million

o 10 operations profitable in second quarter and 7 additional operations report monthly operating profits

o    US$ 8.3 million of bank debt retired through scheduled amortization

o SEK 252 million rights issue and SEK 1,151 million debt for equity conversion transaction underway


Pelle Tornberg, President and CEO of Metro International, commented: "The second quarter marks a significant milestone and breakthrough for the Group with the 24 Metro editions reporting their first combined quarterly operating profit.


"This is the first quarter that we have been able to show like for like, year on year comparisons because we had the same editions in both periods. This transparency makes the rapid momentum towards group profitability clearly visible.


"Furthermore, the Group generated quarterly positive operating cash flow for the first time since the Group's shares were listed, and reported a positive change in working capital. In addition, group capital expenditure for the first half of 2003 was less than half of the depreciation charge for the same period, reflecting the low level of ongoing maintenance capital expenditure requirement and the impact of the discontinued expansion programme.


"Our bottom line is impacted adversely by the translation of our Swedish Krona denominated loans into US dollars, but this loss is unrealized and therefore has no cash effect. This effect will disappear following the conversion of the Kinnevik and MTG long-term loans into equity. Coupled with the new rights issue, this will leave the Group with positive shareholders' equity, new financing of US$ 27.3 million and a net cash position."


OPERATING REVIEW
----------------


Publishing 4.2 million daily copies of 24 editions in 15 countries around the world, Metro is the most read newspaper outside Japan with 12.3 million daily readers and 27 million weekly readers (TNS Gallup worldwide readership survey - November 2002). Metro editions therefore reach 30% of the 95 million inhabitants within Metro's distribution areas. Metro derives its revenues almost exclusively from advertising sales, which have grown at a compound annual rate of 47% since the launch of the first edition in 1995.


Group net sales increased by 44% year on year in the second quarter to US$ 53.1 million and by 48% year on year in the first six months of 2003 to US$ 96.7 million. Net sales for the editions outside Sweden increased by 53% year on year in the second quarter to US$ 37.9 million. Advertising markets show general signs of increasing stability but forward visibility remains poor.


The total number of advertising pages printed in the second quarter was 2.77 million, compared to 2.47 million pages for the same period of 2002. The 20% year on year increase in net sales in local currencies therefore indicates a reduced average price discount per page and the actual average price per page increased by 20% year on year in the second quarter.


The number of international clients advertising in two or more Metro countries nearly doubled year on year in the first half of 2003 and multinational spend per international client increased by 150% year on year in the same period.


The average cost per Metro copy was maintained at the same level year on year in the first half of 2003. The average cost per copy is calculated on the basis of an average 24-page edition and includes all Group costs except headquarter expenses and goodwill amortization charges.


The Group's 24 editions reported a combined quarterly operating profit of US$
1.2 million, which was the first such quarterly profit since the listing of the Group's shares in August 2000. Nineteen Metro editions have been launched since August 2000. Net of headquarter operating losses of US$ 3.3 million and group goodwill amortization charges of US$ 1.0 million, group operating losses were reduced by 73% year on year to US$ 3.2 million (US$ 11.9 million).


The operating results for the quarter were negligibly impacted by the strengthening of the European currencies against the US dollar over the period, although the impact also served to inflate both reported net sales and costs.


An increasing number of editions are now achieving quarterly and annualized profitability. Six Metros reported operating profits in the first quarter of 2003 (Stockholm, Gothenburg, Hungary, Holland, Santiago and Toronto) and they were joined by Malmo, Athens, Barcelona and Madrid in the second quarter. A further seven operations reported monthly operating profits during the quarter (Helsinki, Copenhagen, Aarhus, Rome, Milan, Lyon and Hong Kong).


Paris is the only individual edition in the entire group to have reported a quarterly loss of more than US$ 0.5 million for the second quarter, but the three French editions have reduced their combined quarterly operating loss by 56% year on year to US$ 2.0 million in the second quarter.


Metro faces competition from rival free titles in 15 out of its 25 markets, including Holland, Spain, Italy, France, Stockholm and Seoul, but continued during the second quarter to deliver higher advertising market shares than any of its rival free titles.


Segmental operating reporting
All Metro editions are now more than one year old and continue to be reported according to the segmental structure included in the notes to these accounts. The Group continues to disclose separate operating results for the French operations in line with its accounting and disclosure policy of separately disclosing any operation whose assets, net sales or operating profits or losses for the period exceed 10% of the group total.


Operating results for these segments are reported in US dollars. For individual or country operations that are not reported separately and where only percentage increases or decreases are quoted, then the percentage changes refer to local currency operating results. This analysis is intended to give a clearer understanding of the underlying operational development.


Metro utilizes EBITA as the principal reporting line for the Group's newspaper operations due to the fact that depreciation charges on fixed assets are accounted for by each operation separately, whereas goodwill amortization is consolidated centrally.


Sweden
Metro Sweden's net sales in local currencies decreased by 1% year on year in the second quarter but operating profits were positively impacted by the strengthening of the Swedish Krona against Metro's reporting currency - the US dollar. Metro's share of the major daily morning newspaper advertising market in Sweden was maintained at exactly the same level year on year during the second quarter. (source: SIFO RM).


The Swedish operations reported a combined operating profit of US$ 3.4 million (US$ 3.8 million) in the quarter, with all three operations (Stockholm, Gothenburg and Malmo) reporting operating profits for the second quarter and for the six months to the end of June 2003. The operating margin for the combined Swedish operations increased from 18% in the fourth quarter of 2002 and 17% in the first quarter of 2003 to 22% for the second quarter.


Metro is the most read daily morning newspaper in Sweden and its established market share positions the Group well to benefit from improvements in market conditions.


France
The three French editions launched in February and March 2002 in Paris, Marseille and Lyon registered significant progress during the quarter. Combined net sales of US$ 3.2 million in the second quarter were equivalent to 85% of France's sales for the whole of 2002 and 44% higher than for the fourth quarter of 2002. The editions reported combined operating losses of US$ 2.0 million in the second quarter, which was 44% and 49% lower than the losses reported for the fourth quarter of 2002 and the first quarter of 2003 respectively. 56% of the quarterly operating losses were incurred in the first month of the quarter. Steadily increasing sales during the period resulted in a record low monthly operating loss in June of less than US$ 0.4 million.


Rest of Europe
The Rest of Europe segment, comprising 12 editions, reported its first ever combined quarterly operating profit of US$ 0.2 million in the second quarter, compared to an operating loss of US$ 3.6 million for the same period of 2002. The segment also reported a 68% year on year reduction in operating losses to US$ 3.4 million (US$ 10.5 million) in the first six months of 2003. Net sales for the segment increased by 42% year on year to US$ 25.5 million in the second quarter and by 52% year on year to US$ 46.3 million in the six months to 30 June 2003. The segment represented 48% of total group sales in the second quarter.


The Helsinki edition, which was launched in 1999, reported year on year increases of 38% in net sales in both the second quarter and the first half of 2003, as well as reductions in operating losses of 60% and 64% for the two periods respectively. The edition was profitable in May 2003.


The Danish editions in Copenhagen and Aarhus delivered a combined 75% year on year reduction in operating losses in the second quarter and were also profitable in May 2003.


The Dutch operation has now been profitable for three consecutive quarters and reported a more than doubling of operating profits year on year in the second quarter.


The Hungarian operation, which is now 5 years old, was the strongest performer in the Eastern European region, reporting a 17% year on year increase in net sales in the second quarter, and more than doubled its operating profit year on year for the same period. Sales in Prague and Warsaw were disappointing. Whilst Warsaw was able to reduce its operating losses by 37% year on year, Prague reported a modest loss for the quarter and for the first six months of the year. The performance in Prague is not in line with expectations and a corrective action programme is in progress.


Both the Spanish and Italian operations performed strongly in the second quarter, reporting year on year net sales growth of 46% and 42% respectively. The Spanish editions in Barcelona and Madrid reported their first quarterly operating profits and achieved a combined operating profit margin of 18%. The Italian editions in Rome and Milan reported a combined 67% year on year reduction in operating losses in the second quarter, as well as reporting their first combined monthly operating profit in May 2003. Athens reported its third quarterly operating profit and a tripling of operating profits year on year in the second quarter.


Rest of World
Metro's sales in the Rest of the World increased by 43% year on year to US$ 8.8 million in the second quarter and by 55% year on year to US$ 16.3 million in the six months to 30 June 2003. The Rest of the World segment represented 17% of total group sales in the second quarter.


The six editions that comprise the Rest of World segment reported an 86% year on year reduction in operating losses to US$ 0.5 million in the second quarter and a more than halving of operating losses in the first six months to US$ 2.6 million (US$ 6.2 million).


Metro's operation in Santiago generated local currency net sales growth of 25% in the second quarter. The operation has now been profitable for six consecutive quarters and is only three and a half years old. The operation also reported a 46% increase in operating profit in the second quarter.


The joint venture in Toronto reported its third consecutive quarterly operating profit in the second quarter with net sales increasing by 64% year on year. The younger Montreal edition performed strongly in the second quarter, reporting a 50% year on year increase in net sales and a 40% year on year reduction in Metro's share of attributable pre-tax losses for the operation.


The two US editions, in Philadelphia and Boston, reported 6% and 19% year on year increases in net sales respectively for the second quarter. The two editions also continued their progress to profitability with 68% and 75% year on year reductions in operating losses respectively.


The Hong Kong edition has continued to perform extremely strongly, delivering its first monthly operating profit only 14 months after launch. Net sales in the second quarter grew by 62% year on year compared to the fourth quarter of 2002. This result has been achieved despite the widely publicised adverse effects of the SARS virus. The Hong Kong edition benefited substantially from the conclusion of the outbreak during the quarter and was profitable in the month of June. Operating losses have declined substantially since the fourth quarter of 2002 and the first quarter of 2003.


Headquarters
The Headquarters reporting item includes revenues derived from the franchising agreement in South Korea. The headquarters also incurs expenses including administration, legal, information technology, marketing, tax and audit costs.


The Metro edition in Seoul (South Korea), which was independently launched in 2002 under a franchise agreement, has shown strong development. Metro receives an ongoing percentage of gross sales as a franchise fee, and also retains an option to acquire an equity interest in the operation in the future.


Headquarters reported operating losses of US$ 3.3 million (US$ 3.1 million) for the second quarter and US$ 5.4 million (US$ 7.8 million) for the first half of 2003. The run rate for the year to date is therefore well within with the group target level of US$ 1.0 million per month. The second quarter result included advisers' costs relating to the current refinancing as well as the negative foreign exchange effect of translating the group's UK sterling denominated head office operating costs into the weakening US dollar reporting currency. The underlying run rate of headquarter operating expenses remains in line with the US$ 1.0 million per month target level.


FINANCIAL REVIEW
----------------


The weakening of the US dollar year on year in the first quarter against all relevant European currencies impacted positively on Metro's reported net sales numbers, but also inflated Metro's costs when results in local currencies are translated into US dollars. On a local currency basis, Group net sales increased by 20% year on year in the second quarter and operating losses were reduced by 71% year on year. At constant 2002 currency exchange rates, the Group's EBIT loss would have been negligibly higher in the second quarter.


Cash flow used by the Group during the first six months of the year was reduced by 61% year on year to US$ 10.4 million and the Group actually generated positive operating cash flow of US$ 2.2 million in the second quarter. This reflects both the improved overall profitability of the Group as well as strict working capital management. The latter enabled the Group to report a positive change in working capital of US$ 3.6 million during the quarter.


The Group goodwill amortization charge for the quarter amounted to US$ 1.0 million. The Group's capital expenditure for the first half and second quarter of 2003 amounted to US$ 0.6 million and US$ 0.4 million respectively, whereas the depreciation charge during the first half year and second quarter amounted to US$ 1.2 million and US$ 0.6 million respectively. This reflects the impact of the discontinued international expansion programme as well as the low level of required maintenance capital expenditure in existing operations, and is illustrative of the efficiency of the operating model.


Net interest charges totaled US$ 2.1 million in the quarter, comprising interest income of US$ 0.2 million and interest costs of US$ 2.3 million on the Group's US$ 194.9 million of interest bearing debt. The SEK 609 million of long-term loans from Industriforvaltnings AB Kinnevik ("Kinnevik") included a further US$
0.8 million of capitalized interest for the second quarter. As previously disclosed, interest on the Kinnevik and Modern Times Group MTG AB ("MTG") loans was only charged up until 31 May 2003 under the terms of the agreement to exchange the loans into equity. Kinnevik, the Group's largest shareholder and creditor, has also provided additional bridge financing to cover the period until the completion of the current rights issue and debt conversion transaction. This bridge financing amounted to SEK 38.8 million and the loan, together with the capitalized interest thereon, will be repaid from the proceeds of the rights issue on completion.


Other financial items in the quarter totaled US$ 2.3 million and principally comprised an unrealized currency exchange rate loss of US$ 2.2 million, due to the weakening of the US dollar against the Swedish Krona during the second quarter. This unrealized loss arose from the net effect of a US$ 4.4 million loss on the translation into US dollars of the SEK 648 million of loans and capitalized interest outstanding to Kinnevik and a gain of US$ 2.0 million on the translation into US dollars of the SEK 542.5 million of loans and capitalized interest payable to MTG. The MTG loans were converted from US dollars into Swedish Krona at the beginning of June when the terms of the debt to equity conversion transaction were set.


Group losses before tax were reduced by 59% year on year to US$ 7.6 million in the second quarter. Group net losses after tax income of US$ 1.0 million (US$
6.6 million) and minority interests in losses of US$ 0.1 million (US$ 0.4 million) were consequently reduced by 43% year on year to US$ 6.5 million in the second quarter. This tax income of US$ 1.0 million arose from the prudent regular revaluation of the Group's tax losses carried forward. The Group has a total of US$ 9.6 million of capitalized deferred tax assets, which will be used to offset the future corporate tax liabilities of Metro operations.


Metro had liquid funds of US$ 24.5 million at the end of the quarter, of which US$ 12.5 million was restricted. The restricted element comprises the SEK 100 million portion of the bank debt financing that was secured in May 2002 and the release of which is subject to compliance with certain covenants. This credit facility is secured by the shares in Metro's Swedish operations. The US$ 7.9 million of cash held by Metro Sweden at the end of the first quarter was reduced to US$ 2.9 million following the payment in late June 2003 of the first scheduled US$ 8.3 million loan amortization installment, which became due on the credit facility. The funds held by Metro Sweden are not available to the wider Group as cash flow generated by Metro Sweden is used to repay the scheduled amortizations on the credit facility.


The Group's long-term liabilities included capitalized interest on the Kinnevik and MTG long-term loans of US$ 0.8 million and US$ 4.2 million respectively during the second quarter. The Group's short-term loans totaled US$ 23.0 million as at 30 June 2003, following the movement of a further US$ 8.3 million from long-term bank loans to short-term bank loans in order to reflect the US$ 16.7 million of scheduled amortization payments on the credit facility falling due within the twelve month period to the end of June 2004. Shareholders' equity amounted to US$ -137.1 million at the close of the quarter.


The current SEK 252 million rights issue* and SEK 1,151 million debt to equity conversion transaction will be completed by the end of August, and will leave Metro with pro forma positive shareholders' equity of US$ 33.7 million and a net cash position of US$ 0.3 million, based on the Group's consolidated balance sheet position as at 30 June 2003. Metro's interest bearing liabilities following the transaction will fall from US$ 194.9 million as at 30 June 2003 to US$ 46.6 million on a pro forma basis as at the same date. The liabilities principally comprise the SEK 400 million bank credit facility arranged in May 2002, of which SEK 100 million remains undrawn. The Group's forward annual interest servicing charges will therefore be reduced from US$ 12.8 million to US$ 3.4 million, based on the US dollar / Swedish krona exchange rate as at the end of the second quarter. Metro's pro forma cash and cash equivalents as at 30 June 2003 would have totalled US$ 46.9 million, including US$ 15.4 million of restricted and ring-fenced funds.

* The pending rights issue is not an offer for sale of the shares in the United States. The shares may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Metro International S.A. does not intend to register any portion of the offering in the United States or to conduct a public offering of shares in the United States.


OTHER INFORMATION
-----------------


Metro's financial results for the third quarter of 2003 and nine months ended 30 September 2003 will be released on 21 October 2003.

This interim report has not been subject to review by the Company's auditors.

24 July 2003
11 Boulevard royal, l-2449, Luxembourg
The Board of Directors of Metro International S.A.


For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010



Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul. Metro International S.A. `A' and `B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.



CONSOLIDATED INCOME STATEMENTS (US$ `000s)               Note         Jan - June 2003    Jan - June  2002
---------------------------------------------------------------------------------------------------------

Sales                                                    (3)               96,710            65,361

Cost of sales                                                             (64,950)          (54,677)
                                                                ------------------------------------
Gross income                                                               31,760            10,684

Selling expenses                                                          (22,528)          (16,975)
Administrative and development expenses                                   (20,663)          (18,037)
Share of earnings in associated companies                                    (134)             (459)
Site closure costs                                                              -            (4,466)
Other operating expenses                                                   (2,035)           (1,762)
                                                                ------------------------------------
Operating profit                                         (3)              (13,600)          (31,015)

Financial items, net                                                       (9,597)           (8,898)
                                                                ------------------------------------
Profit after financial items and before income tax                        (23,197)          (39,913)

Current tax                                                                  (139)           (1,786)
Deferred tax                                                                1,273             7,733
                                                                ------------------------------------
Profit after income tax                                                   (22,063)          (33,966)

Minority interests                                                            345               696
                                                                ------------------------------------
Net profit                                               (3)              (21,718)          (33,270)
                                                                ------------------------------------

Basic and diluted profit per share                                          (0.20)            (0.30)
Basic and diluted outstanding number of shares                        109,383,131       109,383,131



CONSOLIDATED INCOME STATEMENTS (US$ `000s)               Note         April - June       April - June
                                                                              2003               2002
----------------------------------------------------------------------------------------------------

Sales                                                    (3)               53,144            36,939

Cost of sales                                                             (32,553)          (29,581)
                                                                ------------------------------------
Gross income                                                               20,591             7,358

Selling expenses                                                          (11,658)           (9,180)
Administrative and development expenses                                   (10,999)           (8,968)
Share of earnings associated companies                                        (69)             (188)
Site closure costs                                                              -                 -
Other operating expenses                                                   (1,037)             (888)
                                                                ------------------------------------
Operating profit                                         (3)               (3,172)          (11,866)

Financial items, net                                                       (4,386)           (6,697)
                                                                ------------------------------------
Profit after financial items and before income tax                         (7,558)          (18,563)

Current tax                                                                   (36)           (1,079)
Deferred tax                                                                  999             7,733
                                                                ------------------------------------
Profit after income tax                                                    (6,595)          (11,909)

Minority interests                                                             73               396
                                                                ------------------------------------
Net profit                                               (3)               (6,522)          (11,513)
                                                                ------------------------------------

Basic and diluted profit per share                                          (0.06)            (0.11)

Basic and diluted outstanding number of shares                        109,383,131       109,383,131




CONSOLIDATED STATEMENTS OF RECOGNISED GAINS AND          Note           Jan - Jun         Jan - Jun
LOSSES (US$ `000s)                                                           2003              2002
----------------------------------------------------------------------------------------------------

Foreign exchange translation differences                                   (1,294)            1,771
                                                                ------------------------------------
Net gain not recognized in the income statement                            (1,294)            1,771

Net profit for the period                                                 (21,718)          (33,270)
                                                                ------------------------------------
  Total recognized profit                                                 (23,012)          (31,499)
                                                                ====================================



CONSOLIDATED BALANCE SHEETS (US$ `000s)                        Note           30 June          31 Dec
                                                                               2003             2002
----------------------------------------------------------------------------------------------------------

ASSETS
Non-current assets
Intangible assets
      Licenses, net                                                            59               108
      Goodwill, net                                                         9,348            10,624
                                                                  ---------------------------------
                                                                            9,407            10,732
Property, plant and equipment
      Machinery and equipment, net                                          5,080             4,918

Financial assets
       Deferred tax assets                                                  9,558             8,582
       Shares in associated companies                                         132                94
       Receivables from associated companies                                3,739             2,872
       Long-term receivables                                                2,635             2,343
                                                                  ---------------------------------
                                                                           16,064            13,891

                                                                  ---------------------------------
Total non-current assets                                                   30,551            29,541
                                                                  ---------------------------------

Current assets
Accounts receivable, net                                                   38,496            35,964
Other current receivables                                                   4,736             6,705
Prepaid expenses                                                            3,085             2,442
Cash and cash equivalents                                                  24,471            23,989
                                                                  ---------------------------------
Total current assets                                                       70,788            69,100

TOTAL ASSETS                                                              101,339            98,641
                                                                  =================================




CONSOLIDATED BALANCE SHEETS (US$ `000s)                     Note         30 Jun 2003       31 Dec 2002
----------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Shareholders' equity                                         (4)         (137,093)         (114,081)

Minority interest                                                          (2,932)           (2,341)
Long-term liabilities
      Convertible debenture loans                                          43,087            41,631
      Liabilities to related companies                                    100,376            73,565
      Liability to minority partner                                         3,468             2,805
      Long-term bank loans                                                 24,991            30,216
      Deferred tax payable                                                  1,009             1,185
                                                               ------------------------------------
Total long-term liabilities                                               172,931           149,402

Current liabilities
      Short-term bank loan                                                 18,100            15,498
     Short-term related party loan                                          4,884                 -
     Accounts payable                                                      26,859            28,396
      Other liabilities                                                     4,945             6,160
      Accrued expenses                                                     13,645            15,607
                                                               ------------------------------------
Total current liabilities                                                  68,433            65,661
                                                               ------------------------------------
Total liabilities                                                         241,364           215,063

TOTAL SHAREHOLDERS' EQUITY AND
LIABILITIES                                                               101,339            98,641
                                                               ====================================

Contingent liabilities                                                          -                 -


CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ 000's)          Note             Period            Period
                                                                            ended             ended
                                                                            30 June           30 June
                                                                             2003              2002
-------------------------------------------------------------------------------------------------------

Operating activities
Profit before income tax                                                  (23,197)          (39,913)
Adjustments for:
      Depreciation and amortisation                                         3,270             3,387
      Financial items, net                                                  9,597             8,898
      Share of earnings associated companies                                  134               459
Changes in working capital:
      Change in current receivables                                        (4,129)          (11,982)
      Change in current liabilities                                         3,898            12,248
Cash flow generated by operations                                         (10,427)          (26,903)
                                                                -----------------------------------

Interest received                                                               -                 8
Interest paid                                                              (1,542)           (3,793)
Income tax paid                                                              (669)           (2,540)
                                                                -----------------------------------
Net cash flow generated by operations                                     (12,638)          (33,228)
                                                                -----------------------------------

Investment activities
     Increase in long-term receivables                                        (15)           (2,007)
     Investment in property, plant and equipment                           (1,012)           (1,411)
                                                                -----------------------------------
Net cash flow to investing activities                                      (1,027)           (3,418)
                                                                -----------------------------------

Financing activities
      Convertible debenture loan                                                -            20,000
      Loan from minority owner                                                351                 -
      Loans from related party                                             21,847                 -
      Repayment of bank loans                                              (8,331)                -
                                                                -----------------------------------
Net cash flow from financing activities                                    13,867            20,000
                                                                -----------------------------------




(cont.)



CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ `000s)              Note       Period ended  Period ended
                                                                           30 Jun 2003   30 Jun 2002
----------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                     202           (16,646)
Cash and cash equivalents at beginning of year                             23,989            35,888
Currency effects on cash                                                      280              423
                                                                       ----------------------------
Cash and cash equivalents at end of period                                 24,471            19,665
                                                                       ============================


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1

Basis of preparation and scope of consolidated financial statements

Metro International S.A. was formed in December 1999 and was a wholly owned subsidiary of Modern Times Group MTG AB ("MTG"). MTG divested Metro International S.A. to its shareholders through a dividend on 18 August, 2000.

Metro International S.A. and its subsidiaries (the "Company"), together with its South Korean franchise partner, publish free-of-charge newspapers, Monday through Friday. As at March 31, 2001 Metro newspapers were distributed in Stockholm, Gothenburg, Malmo, Warsaw, Prague, Budapest and 14 other Hungarian cities, the Netherlands, Helsinki, Santiago, Philadelphia, Rome, Milan, Toronto, Athens, Madrid, Barcelona, Boston, Denmark, Montreal, Paris, Marseilles, Lyon, Hong Kong and Seoul. The Company derives its revenues from advertising sales.

The Company includes all of MTG's former interests in publishing Metro newspapers. The Company is domiciled in Luxembourg.

The combination of these MTG businesses in May 2000 to form the Company has been accounted for as a merger of entities under common control since MTG controlled each of the businesses for all periods presented herein. Accordingly, the assets and liabilities as presented in the accompanying balance sheets have been combined at their historical cost and the statements of operations and cash flows include the activities of each business for all periods presented.

These consolidated financial statements include all income and costs that the MTG Group had for the Metro operations and include goodwill amortization in respect of goodwill on external acquisitions.


Note 2

Accounting and valuation policies

The accounting policies and methods of computation used are the same as in the consolidated financial statements for the periods ended 31 December 2002 and 30 June 2003. Some minor adjustments have been made in the classification of sales and costs for the period ended 30 June.

Note 3

Segment reporting

The segment reporting is based on geographic areas.

The European area represents the newspapers in Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Rome, Milan, Warsaw, Athens, Barcelona, Madrid, Denmark, Paris, Marseilles and Lyon.

The "Rest of World" represents Santiago, Philadelphia, Toronto, Montreal, Boston and Hong Kong.

Metro owns 25% of the publishing entities in Toronto and Montreal and therefore accounts for 25% of the results in these entities.



NOTES TO THE CONSOLIDATED                          Apr - Jun     Apr - Jun     Jan - Jun     Jan - Jun
FINANCIAL STATEMENTS (US$ `000s)                        2003          2002          2003          2002
-------------------------------------------------------------------------------------------------------

Segment reporting
Net sales (external)
Europe
      Sweden                                          15,290        12,241        28,192        23,592
      France                                           3,243           584         5,480           668
      Rest of Europe                                  25,525        17,941        46,326        30,543
                                               --------------------------------------------------------
      Total Europe                                    44,058        30,766        79,998        54,803

Rest of World                                          8,841         6,164        16,315        10,518

Headquarters                                             245             9           397            40
                                               --------------------------------------------------------
                                                      53,144        36,939        96,710        65,361
                                               ========================================================
There are no inter-segment sales.


NOTES TO THE CONSOLIDATED                                Apr - Jun    Apr - Jun   Jan - Jun   Jan - Jun
FINANCIAL STATEMENTS (US$ `000s)                              2003         2002        2003        2002
--------------------------------------------------------------------------------------------------------

Segment reporting
Operating income
Europe
      Sweden                                                 3,430        3,832       5,630       6,945
      France                                                (1,964)      (4,326)     (5,783)     (7,136)
      Rest of Europe                                           214       (3,611)     (3,403)    (10,537)
                                                      --------------------------------------------------
      Total Europe                                           1,680       (4,105)     (3,556)    (10,728)

Rest of World                                                 (525)      (3,743)     (2,584)     (6,220)

Site closure costs                                               -            -           -      (4,466)

Goodwill                                                    (1,037)        (888)     (2,035)     (1,762)

Headquarters                                                (3,290)      (3,130)     (5,425)     (7,839)
                                                      --------------------------------------------------
Operating profit                                            (3,172)     (11,866)    (13,600)    (31,015)

Items to reconcile to statement of operations:
Financial items, net                                        (4,386)      (6,697)     (9,597)     (8,898)
Current tax                                                    (36)      (1,079)       (139)     (1,786)
Deferred tax                                                   999        7,733       1,273       7,733
Minority interests                                              73          396         345         696
                                                      --------------------------------------------------
Net profit                                                  (6,522)     (11,513)    (21,718)    (33,270)
                                                      ==================================================

Note 4

Shareholders' equity

Metro International S.A. was formed on December 29, 1999.

The authorized share capital of the Company is $450 million divided into 1,000,000,000 Metro A Shares (voting shares) and 500,000,000 Metro B Shares (non-voting) with no par value.

The issued and outstanding share capital of the Company is $32,814,939 divided into 55,823,671 Metro A Shares and 53,559,460 Metro B Shares with no par value. Metro A Shares carry one vote for every share while Metro B Shares carry no votes. Dividends may be paid in U.S dollars or in shares of the Company or otherwise as the company Board may determine in accordance with the provisions of the Luxembourg Companies Act. The Metro B Shares are entitled to a preferred dividend of 2% on any dividend distributions. Any balance of dividends must be paid equally on each Metro A and Metro B Share.



      Total shareholders equity (US$ `000s)        30 Jun 2003     30 Dec 2002
      -------------------------------------------------------------------------

      Balance at beginning of year                   (114,081)         (43,202)
      Currency translation adjustment                  (1,294)             450
      Equity part of debenture loan                         -              542
      Net profit for the period                       (21,718)         (71,871)
                                                  -----------------------------
      Balance at close of period                     (137,093)        (114,081)
                                                  =============================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                By:  /s/ Anders Fullman
                                                     ------------------
                                                Name:  Anders Fullman
                                                Title: Vice President
                                                       of Metro International SA


Date:    July 24, 2003